Shareholder Rebuttal to Adobe Inc.’s Opposition Statement

Regarding “Eliminating Discrimination through Inclusive Hiring”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Adobe Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

NorthStar’s proposal ask: Shareholders request that the Board of Directors of Adobe Inc. (“Adobe” or the “Company”) prepare a report, at reasonable cost, omitting proprietary information, and published publicly within one year from the annual meeting date, analyzing whether Adobe’s hiring practices related to people with arrest or incarceration records are aligned with publicly stated diversity commitments, and whether those practices may pose reputational or legal risk due to potential discrimination (including racial discrimination) claims.

Dear Adobe Inc. Shareholders:

NorthStar Asset Management asks you to vote “FOR” proposal #6, requesting that Adobe Inc. (“Adobe” or the “Company”) report to shareholders on its hiring practices as they relate to formerly incarcerated people, at the Adobe Annual Meeting of Stockholders on April 17th, 2024.

Although Adobe has made important statements on discrimination and inclusion and reports having hired some employees with prior conviction records, in the assessment of the Proponent the company’s current disclosures lack transparency as to the extent to which current hiring practices are tapping into opportunities to expand the population of qualifying employees to formerly incarcerated people.

Adobe has an opportunity to maximize its workforce and DEI (diversity, equity, and inclusion) initiatives by expanding employment opportunities for this underserved population -- helping jobseekers to pursue economic mobility and, in turn, improve retention and productivity rates at the Company while managing related risks. Fair Chance employment also provides Adobe access to an untapped labor pool in a tight skilled labor market, with an eager candidate pool that can thrive with the right resources. A thorough review of hiring practices related to Fair Chance employment can help Adobe mitigate business risks related to skilled worker shortage as well as reputational risks from not meeting broad based DEI commitments including the company's flagship motto of "Adobe for All".

In the U.S., 70 million Americans or one in three adults have a criminal record, with 45,000 “collateral consequences” - federal, state or local legal or regulatory restrictions after release. 62% of these consequences work against the convicted individuals in securing employment.1

As having a criminal record is often stigmatized, convicted individuals are overlooked for employment opportunities which prevents successful contribution to the economy and re-entry into society. According to the Center For Economic and Policy Research, the U.S. loses up to $87 billion annually in unrealized GDP when this population is left out of overall workforce participation.2 “And there’s an opportunity cost for employers as well, who are unable to benefit from the talents of tens of millions of qualified candidates,” as stated by the co-chairs of the Second Chance Business Coalition, Craig Arnold, CEO of Eaton Corporation and Jamie Dimon, CEO of JPMorgan Chase.3

Lower the barriers, but NOT the bar

Fair Chance employment, or “second chance hiring,” allows applicants with criminal records to be more equitably considered for job opportunities without a criminal history bias. Fair Chance employment encourages employers to lower the barrier but not the bar for qualified individuals to obtain employment. Fair Chance employment practices include but also go beyond “ban the box,”4 eliminating broad exclusions for certain categories of convictions or delaying background checks until after conditional offers are made. These are critical first steps, but Fair Chance employment describes a constellation of practices based upon the recognition that jobseekers with criminal records can be actively recruited and supported.

Fair Chance employment seeks to provide formerly incarcerated jobseekers opportunities they may not otherwise access due to conviction-related challenges. Certain modifications allow applicants with prior convictions to be fairly considered for the job without employers’ criminal history biases. Fair Chance employment practices can include creating internships for formerly incarcerated people, partnering with local reentry organizations, internal workshops aimed at reducing stigma towards people with criminal records, direct-hire opportunities for in-prison or post-incarceration training programs, or considering other ways to find, recruit, and train people with arrest or incarceration histories who might not otherwise be able to apply for a job at the Company.

WHY DOES THIS MATTER FOR ADOBE INC.?

A)	Opportunity to fill critical tech sector skilled worker shortage

▪	According to Deloitte, despite mass layoffs, the tech sector is experiencing a skilled worker shortage, thus hindering the ability of tech companies to grow cybersecurity and AI projects, and as a result impacting business growth.[5]

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1 https://www.americanbar.org/content/dam/aba/publications/criminaljustice/cc_national_summit_report.pdf

2 https://cepr.net/images/stories/reports/employment-prisoners-felonies-2016-06.pdf

3 https://www.cnn.com/2021/04/27/perspectives/second-chance-hiring-dimon/index.html

4 “Ban the box” has been a nationwide movement to remove the checkbox from job applications that require applicants to disclose whether or not they have a criminal record. “Nationwide, 37 states and over 150 cities and counties have adopted what is widely known as ‘ban the box’ so that employers consider a job candidate’s qualifications first—without the stigma of a conviction or arrest record.” http://www.nelp.org/publication/ban-the-box-fair-chance-hiring-state-and-local-guide/

5 https://www2.deloitte.com/us/en/insights/industry/technology/tech-talent-gap-and-skills-shortage-make-recruitment-difficult.html

▪	In a 2021 Gartner survey, 64% of IT executives expressed that the skilled worker shortage is “the most significant barrier to adoption of emerging technologies.”[6]

▪	Korn Ferry reported there will be a skilled talent shortage of 85 million people by 2030, causing companies to lose $8.5 trillion in unrealized annual revenue.[7]

▪	As the tech sector is more skills versus pedigree-based industry, through proper training and mentorship from programs like Next Chapter which trains formerly incarcerated individuals for careers in tech, fair chance employment can help companies like Adobe mitigate this risk by expanding their hiring pool to fill critical talent gaps.

B)	Tech peers have successfully built out intentional Fair Chance employment programs, aligning business operational needs with societal challenges while achieving diversity commitments

▪	According to research by the Second Chance Business Coalition, 81% of business leaders and 85% of human resource professionals believe formerly incarcerated people perform their jobs as well as or better than those without criminal records.[8]
▪	Tech peers such as Salesforce have gone beyond simply banning the box by building intentional recruitment programs of formerly incarcerated individuals—understanding the value of this untapped talent pipeline.[9]

▪	In 2018, Slack developed Next Chapter, a nonprofit offering a software engineering apprenticeship program to help formerly incarcerated individuals thrive in successful careers within the tech sector. Outcomes of the program include a “historical 0% recidivism rate, 97% full-time employee conversion rate, and a 93% retention rate.”[10] Next Chapter’s network of hiring partners include tech peers such as PayPal, Zoom, Dropbox, Block, and Asana.

C)	Fair Chance hiring directly supports Adobe’s workplace diversity commitment, “Adobe for All”

▪	Adobe agrees that diversity is beneficial to its culture and business growth. As highlighted by Chairman and CEO, Shantanu Narayen, in the Company’s Corporate Social Responsibility 2022 Report, Adobe for All is “our commitment to create a workplace and community that reflects the diversity of the world around us, where everyone feels included and respected and has the opportunity to make an impact. Greater representation leads to a virtuous cycle of more role models, advancement, growth and meaningful innovations for our customers and communities.”[11]

▪	In response to our proposal, Adobe shared its partnerships with Historically Black Colleges and Universities (“HBCUs”) and Hispanic-serving Institutions (HSIs”) as part of the Company’s efforts to increase workforce diversity. While we recognize Adobe’s efforts to build diverse talent pipelines, the results of these efforts are limited. Only 3.1% of Adobe’s U.S. based employees identify as Black in 2022 compared to 2.5% in 2020, and 5.6% identify as Hispanic/Latinx as of 2022 compared to 5.3% in 2020.[11]

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6 https://www.gartner.com/en/newsroom/press-releases/2021-09-13-gartner-survey-reveals-talent-shortages-as-biggest-barrier-to-emerging-technologies-adoption

7 https://www.kornferry.com/content/dam/kornferry/docs/article-migration/FOWTalentCrunchFinal_Spring2018.pdf

8 https://secondchancebusinesscoalition.org/why-it-matters

9 https://slack.com/blog/news/salesforce-invests-in-next-chapter

10 https://newsroom.paypal-corp.com/2022-10-25-Inclusive-Hiring-Building-Opportunity-for-Returning-Citizens

11 https://www.adobe.com/content/dam/cc/en/corporate-responsibility/pdfs/Adobe-CSR-Report-2022.pdf

▪	Fair Chance employment offers Adobe the opportunity to increase its workforce racial and ethnic diversity. Black and Hispanic people in the U.S. are disproportionately affected by the criminal justice system, therefore Fair Chance hires tend to be diverse hires. Specific to the justice system, Black Americans make up 14% of the US population[12], but 39% of the incarcerated population.[13] Hispanic people make up 19% of the US population[12], but 29% of the prison population.[14] Corporations like Adobe are uniquely poised to recognize this racial disparity and can play a vital role in lowering these hurdles and widening their recruitment to this eager, capable talent pool to make the workplace more equitable where everyone has the opportunity to thrive.

D)	Resources from public and private entities exist to offer further support to Fair Chance employers and hires. Fair Chance hires are a business opportunity versus a business risk.

▪	Two main misconceptions that hold employers back from implementing robust fair chance hiring practices are that fair chance hiring is too expensive and/or risky, and that their company lacks the capacity to adequately support unique needs of fair chance hires.[15]
▪	However, a 2021 study conducted by the University of Chicago revealed 81% of HR professionals and 74% of business leaders say Fair Chance hires cost the same or less than non-Fair Chance hires.[16]
▪	There are also multiple federal incentive programs in place to increase Fair Chance hiring, such as the Work Opportunity Tax Credit[17] that provides tax credits for employees released from prison within the last year and the Federal Bonding Program[18] through the US Department of Labor which protects employers against losses caused by employees at no cost. Additionally, many private, community-based organizations exist that provide skills training, transportation, and other necessities that enable an easier transition.

Recommend the vote ‘YES’

Shareholders, we urge you to vote “FOR” proposal #6, as Fair Chance hiring will help mitigate the risks of a growing tech skills shortage, increase diverse representation in Adobe’s workforce, and provide employment opportunities to the nearly one in three Americans who face thousands of barriers after leaving the justice system.

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12 https://www.census.gov/quickfacts/fact/table/US/RHI225222

13 https://www.bop.gov/about/statistics/statistics_inmate_race.jsp

14 https://www.bop.gov/about/statistics/statistics_inmate_ethnicity.jsp

15 https://www.bcg.com/publications/2023/implementing-fair-chance-hiring

16 https://www.gettingtalentbacktowork.org/wp-content/uploads/2021/05/2021-GTBTW_Report.pdf

17 https://www.dol.gov/agencies/eta/wotc

18 https://bonds4jobs.com/about-us